SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549






                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 1997


                          Commission File Number 1-4582



                             RALSTON PURINA COMPANY
                             SAVINGS INVESTMENT PLAN













                             RALSTON PURINA COMPANY
                               CHECKERBOARD SQUARE
                           ST. LOUIS, MISSOURI  63164


                                       RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                      DECEMBER 31, 1997
                                                   (DOLLARS IN THOUSANDS)

                                                                                           U.S.
                                                  ESOP                                 Government
                                                  Preferred     RAL     Equity   Fixed    Money    Participant
                                                  Stock       Stock     Index    Income   Market      Loan          Balanced
                                                  Fund        Fund      Fund     Fund     Fund        Fund          Fund
                                                  ----------  --------  -------  -------  -------  ------------  -----------
ASSETS
     INVESTMENTS, AT FAIR VALUE (Note 2)
            Short-term investments                $       57  $  1,528  $     -  $ 1,561  $     -  $          -  $         -
            Shares in registered
                 investment company                                      67,413   19,279   17,748                    30,089
            Common stock - RAL Stock                           147,952
            Preferred stock
                  Allocated                          433,014
                  Unallocated                         99,245
            Notes receivable from participants                                                           31,201
                                                  ----------  --------  -------  -------  -------  ------------  -----------
                 TOTAL INVESTMENTS                   532,316   149,480   67,413   20,840   17,748        31,201       30,089

     INSURANCE COMPANY CONTRACTS, AT
         CONTRACT VALUE (Note 2)                                                  39,661

     RECEIVABLES
            Interest and dividends receivable              6
                                                  ----------  --------  -------  -------  -------  ------------  -----------
                 TOTAL RECEIVABLES                         6         -        -        -        -             -            -

                                                  ----------  --------  -------  -------  -------  ------------  ------------
                 TOTAL ASSETS                        532,322   149,480   67,413   60,501   17,748        31,201       30,089
                                                  ----------  --------  -------  -------  -------  ------------  -----------


LIABILITIES
            Current maturities of notes payable       51,682
            Accrued plan expenses                          -        31                 5
                                                  ----------  --------  -------  -------  -------  ------------  -----------
                 TOTAL LIABILITIES                    51,682        31        -        5        -             -            -
                                                  ----------  --------  -------  -------  -------  ------------  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS            $  480,640  $149,449  $67,413  $60,496  $17,748  $     31,201  $    30,089
                                                  ==========  ========  =======  =======  =======  ============  ===========

                                                            Growth     Inter-
                                                 Aggressive  and       national
                                                  Growth    Income     Growth
                                                  Fund      Fund       Fund       Total
                                                  --------  ---------  -------  --------
ASSETS
     INVESTMENTS, AT FAIR VALUE (Note 2)
            Short-term investments                $      -  $       -  $     -  $  3,146
            Shares in registered
                 investment company                 10,247     32,269   14,578   191,623
            Common stock - RAL Stock                                             147,952
            Preferred stock
                  Allocated                                                      433,014
                  Unallocated                                                     99,245
            Notes receivable from participants                                    31,201
                                                   -------     ------   ------   -------
                 TOTAL INVESTMENTS                  10,247     32,269   14,578   906,181

     INSURANCE COMPANY CONTRACTS, AT
         CONTRACT VALUE (Note 2)                                                  39,661

     RECEIVABLES
            Interest and dividends receivable                                          6
                                                   -------     ------   ------   -------
                 TOTAL RECEIVABLES                       -          -        -         6

                                                  --------  ---------  -------  --------
                 TOTAL ASSETS                       10,247     32,269   14,578   945,848
                                                  --------  ---------  -------  --------


LIABILITIES
            Current maturities of notes payable                                   51,682
            Accrued plan expenses                                                     36
                                                  --------  ---------  -------  --------
                 TOTAL LIABILITIES                       -          -        -    51,718
                                                  --------  ---------  -------  --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS            $ 10,247  $  32,269  $14,578  $894,130
                                                  ========  =========  =======  ========

See  Notes  to  Financial  Statements


                                        RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                             FOR THE YEAR ENDED DECEMBER 31, 1997
                                                    (DOLLARS IN THOUSANDS)

                                                                                             U.S.
                                                ESOP                                      Government
                                               Preferred      RAL        Equity    Fixed     Money    Participant
                                                Stock         Stock      Index    Income     Market     Loan         Balanced
                                                Fund          Fund        Fund     Fund      Fund       Fund           Fund
                                              -----------  -----------  -------  --------  -------  ------------  -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income                        $   21,155   $     1,238  $ 1,374  $ 3,624   $   857  $      2,574  $     2,536
     Net realized and unrealized gain/(loss)
        on investments                           103,789        48,469   14,389       77                                2,917
                                              -----------  -----------  -------  --------  -------  ------------  -----------
                                                 124,944        49,707   15,763    3,701       857         2,574        5,453
     Contributions
          Employer                                17,750           252      245      277       361                        445
          Employee                                23,776         2,107    2,515    1,740       959                      1,601
                                              -----------  -----------  -------  --------  -------  ------------  -----------
                                                  41,526         2,359    2,760    2,017     1,320             -        2,046

     Loan Repayments                                             3,578    1,891    3,244     2,919      (14,033)          896
                                              ----------   -----------  -------  -------   -------- ------------  -----------
                 TOTAL ADDITIONS                 166,470        55,644   20,414    8,962     5,096      (11,459)        8,395
                                              -----------  -----------  -------  --------  -------  ------------  -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid                                18,898         7,238    2,599    5,076     1,897         1,490        1,713
     ESOP interest expense                         7,939
     Loan withdrawals                              5,728         3,629    1,558    2,065     1,687       (16,955)         973
     Administrative expenses                         176            19       11       16        15                          9
                                              -----------  -----------  -------  --------  -------  ------------  ------------
                 TOTAL DEDUCTIONS                 32,741        10,886    4,168    7,157     3,599       (15,465)       2,695
                                              -----------  -----------  -------  --------  -------  ------------  -----------

Net Increase Prior to Interfund Transfers        133,729        44,758   16,246    1,805     1,497         4,006        5,700

Interfund Transfers                              (35,677)       23,011    5,414     (909)      766             -        2,229
                                              -----------  -----------  -------  --------  -------  ------------  -----------

                 NET INCREASE                     98,052        67,769   21,660      896     2,263         4,006        7,929

Net Assets Available for Plan Benefits
                 Beginning of year               382,588        81,680   45,753   59,600    15,485        27,195       22,160
                                              -----------  -----------  -------  --------  -------  ------------  -----------
                 End of year                  $  480,640   $   149,449  $67,413  $60,496   $17,748  $     31,201  $    30,089
                                              ===========  ===========  =======  ========  =======  ============  ===========

                                                         Growth    Inter-
                                             Aggressive   and     national
                                               Growth    Income    Growth
                                                Fund      Fund       Fund     Total
                                              --------  ---------  -------  --------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income                        $ 1,015   $   2,916  $   617  $ 37,906
     Net realized and unrealized gain/(loss)
        on investments                            134       4,130     (130)  173,775
                                              --------  ---------  -------- --------
                                                1,149       7,046      487   211,681
     Contributions
          Employer                                111         280      121    19,842
          Employee                                978       2,059    1,047    36,782
                                              --------  ---------  -------   -------
                                                1,089       2,339    1,168    56,624

     Loan Repayments                              385         730      390        -
                                              --------  ---------  -------  --------
                 TOTAL ADDITIONS                2,623      10,115    2,045   268,305
                                              --------  ---------  -------  --------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid                                264       1,147      437    40,759
     ESOP interest expense                                                     7,939
     Loan withdrawals                             258         714      343         -
     Administrative expenses                        3           5        3       257
                                              --------  ---------  -------  --------
                 TOTAL DEDUCTIONS                 525       1,866      783    48,955
                                              --------  ---------  -------  --------

Net Increase Prior to Interfund Transfers       2,098       8,249    1,262   219,350

Interfund Transfers                              (394)      5,210      350         -
                                              --------  ---------  -------  --------

                 NET INCREASE                   1,704      13,459    1,612   219,350

Net Assets Available for Plan Benefits
                 Beginning of year              8,543      18,810   12,966   674,780
                                              --------  ---------  -------  --------
                 End of year                  $10,247   $  32,269  $14,578  $894,130
                                              ========  =========  =======  ========

See  Notes  to  Financial  Statements


                                       RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                      DECEMBER 31, 1996
                                                   (DOLLARS IN THOUSANDS)

                                                                                           U.S.
                                                    ESOP                                Government
                                                  Preferred     RAL     Equity    Fixed    Money   Participant
                                                    Stock      Stock     Index   Income   Market      Loan       Balanced
                                                    Fund        Fund      Fund     Fund    Fund       Fund          Fund
                                                  ----------  --------  -------  -------  -------  ------------  -----------
ASSETS
     INVESTMENTS, AT FAIR VALUE (Note 2)
            Shares in registered
                 investment company               $      295  $    411  $45,753  $19,833  $15,485  $          -  $    22,160
            Common stock - RAL Stock                            81,313
            Preferred stock
                  Allocated                          330,998
                  Unallocated                        150,624
            Notes receivable from participants                                                           27,195
                                                  ----------  --------  -------  -------   ------   -----------   -----------
                 TOTAL INVESTMENTS                   481,917    81,724   45,753   19,833   15,485        27,195       22,160

     INSURANCE COMPANY CONTRACTS, AT                                              34,651
         CONTRACT VALUE (Note 2)

     RECEIVABLES
            Interest and dividends receivable             21                         276
            Due from Ralston Purina Company                                        4,840
                                                  ----------  --------  -------  -------   ------   -----------  ------------
                 TOTAL RECEIVABLES                        21         -        -    5,116        -             -            -

                                                  ----------  --------  -------  -------  -------   -----------  ------------
                 TOTAL ASSETS                        481,938    81,724   45,753   59,600   15,485        27,195       22,160
                                                  ----------  --------  -------  -------  -------   -----------  -----------


LIABILITIES
            Current maturities of notes payable       47,668
            Accrued plan expenses                                   44
            Notes payable                             51,682
                                                  ----------  --------  -------  -------  -------   -----------  ------------
            TOTAL LIABILITIES                         99,350        44        -        -        -             -            -
                                                  ----------  --------  -------  -------  -------   -----------  ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS            $  382,588  $ 81,680  $45,753  $59,600  $15,485  $     27,195  $    22,160
                                                  ==========  ========  =======  =======  =======  ============  ===========

                                                            Growth    Inter-
                                                Aggressive  and      national
                                                  Growth    Income    Growth
                                                  Fund      Fund       Fund     Total
                                                  -------  ---------  -------  --------
ASSETS
     INVESTMENTS, AT FAIR VALUE (Note 2)
            Shares in registered
                 investment company               $ 8,543  $  18,810  $12,966  $144,256
            Common stock - RAL Stock                                             81,313
            Preferred stock
                  Allocated                                                     330,998
                  Unallocated                                                   150,624
            Notes receivable from participants                                   27,195
                                                  -------   --------   ------   -------
                 TOTAL INVESTMENTS                  8,543     18,810   12,966   734,386

     INSURANCE COMPANY CONTRACTS, AT
         CONTRACT VALUE (Note 2)                                                 34,651

     RECEIVABLES
            Interest and dividends receivable                                       297
            Due from Ralston Purina Company                                       4,840
                                                  -------   --------  -------   -------
                 TOTAL RECEIVABLES                      -          -        -     5,137

                                                  -------   --------  -------  --------
                 TOTAL ASSETS                       8,543     18,810   12,966   774,174
                                                  -------   --------  -------  --------


LIABILITIES
            Current maturities of notes payable                                  47,668
            Accrued plan expenses                                                    44
            Notes payable                                                        51,682
                                                  -------   --------   ------   -------
                 TOTAL LIABILITIES                      -          -        -    99,394
                                                  -------   --------   ------   -------
NET ASSETS AVAILABLE FOR PLAN BENEFITS            $ 8,543  $  18,810  $12,966  $674,780
                                                  =======  =========  =======  ========

See  Notes  to  Financial  Statements

                             RALSTON PURINA COMPANY
                              ----------------------
                             SAVINGS INVESTMENT PLAN
                             -----------------------

                          NOTES TO FINANCIAL STATEMENTS


NOTE  1  -  DESCRIPTION  OF  THE  PLAN
--------------------------------------

The following is a summary description of the Ralston Purina Company Savings Investment Plan (the Plan) and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined-contribution pension plan, established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Ralston Purina Company (the Company) matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

PLAN PARTICIPATION - Participation in the Plan is open to substantially all domestic employees of the Company and its designated subsidiaries. Participants may contribute to the Plan upon enrollment; however, one year of credited service is required in order to receive Company matching contributions (see "Contributions" below).

CONTRIBUTIONS - Participants may make basic contributions of 2% to 12% of their compensation, in 1% increments, on a pre-tax basis, subject to certain limits imposed by the Internal Revenue Service (IRS). For employees first hired before July 1, 1993, basic contributions not exceeding 6% of the participant's compensation will be matched 100% by the Company. This match may be modified at the discretion of the Company. For employees first hired after July 1, 1993, after one year of service, the Company will match such basic contribution by initially contributing 20% of the maximum Company match, increasing in 20% increments for each additional year of service up to a maximum of 100% of the maximum Company match after five years of service.

Participants may also, subject to IRS limitations, make supplemental, unmatched contributions of 1% to 10% of their compensation, in 1% increments. Such contributions are made on an after-tax basis. Participant contributions, both pre-tax and after-tax, may not exceed 15% of their compensation. The Company has imposed, on highly compensated employees, a pre-tax contribution limit of 10% and a supplemental contribution limit of 4%.

INVESTMENT OPTIONS - The leveraged employee stock ownership plan (ESOP), a 10-year program, was available for participation beginning February 1, 1989, following the creation of the ESOP Preferred Stock Fund (ESOP Fund). Beginning February 1, 1989, a participant's basic contribution of up to 6% of his compensation and the Company matching contributions thereon are invested primarily in the ESOP Fund. The ESOP Fund invests exclusively in Series A 6.75% ESOP Convertible Preferred Stock of the Company (Preferred Stock). See Note 3 for further discussion of the ESOP Fund.

Basic contributions in excess of 6% and supplemental contributions are invested by the Trustee at the participant's direction, in the investment funds offered by the Plan and selected by the participant. The funds available are listed on the face of the financial statements. Participants can allocate the investment of these contributions to any of the investment funds maintained pursuant to the
Plan  except  the  ESOP    Fund  and  the  Participant  Loan  Fund.

VESTING - Employee contributions and earnings thereon vest immediately, while Company matching contributions and earnings thereon vest over a period of four years at a rate of 25% per year for each year of Company service. Participants are 100% vested in Company matching contributions and earnings thereon after 4 years of service. In the event of a participant's retirement, death, or total and permanent disability, Company contributions and earnings thereon become 100% vested, even if the participant has rendered fewer than 4 years of service.

PLAN WITHDRAWALS - Plan withdrawals of basic, pre-tax contributions may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2. Hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan administrator (see "Plan Administration" below). Supplemental, after-tax contributions and earnings thereon may be withdrawn at any time.

PARTICIPANT LOANS - Participants may borrow from their accounts subject to the provisions of the Plan. Loans are limited to the lesser of $50,000 or 50% of the vested amount in the participant's account, reduced by other outstanding participant loan balances on the date of the loan. The minimum loan amount is $1,000. Participants pay interest on such loans, at a fixed rate of 1 percentage point above the prime rate on the date of the loan. Participant loans can be short or long-term, up to a maximum loan period of 5 years for general purpose loans and 10 years for the purchase of a principal residence. Loan repayments are made through payroll deduction each pay period. A promissory note in the amount of the loan must be delivered to the Trustee, and, in the event of the participant's termination, the unpaid balance and accrued interest become due immediately and payable in full.

FORFEITURES - Upon the participant's termination of employment, any Company matching contribution and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures were $286,000 and $207,000 for the years ended December 31, 1997 and 1996, respectively.

PLAN  ADMINISTRATION  -  The Plan is administered by the Company.  Management of
Plan assets is under the direction of Ralston's Employee Benefit Asset Investment Committee (EBAIC). Members of the EBAIC are Company employees and are appointed by one of the Company's co-Chief Executive Officers. Vanguard Fiduciary Trust Company is Trustee of the majority of the funds and assets of the Plan. Bankers Trust Company, however, serves as Trustee of the ESOP Fund and certain other assets. As Trustees, Vanguard Fiduciary Trust Company and Bankers Trust Company have the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and their respective Trust Agreements.

PLAN TERMINATION - The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant's account shall be distributed to the participant or for the participant's benefit.


NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
----------------------------------------------------------

The  significant  accounting  policies followed by the Plan are described below:

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual basis of accounting such that income and related assets, and expenses and related liabilities, are recognized in the plan year to which they relate.

INVESTMENT VALUATION - The Plan's investments are stated at fair value, except for insurance company contracts, which are stated at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Company stock (RAL Stock) is recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

Investments with insurance companies are all benefit-responsive investment contracts reported at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The average yield for the investment contracts, except for Executive Life contracts which are discussed in Note 5, was 6.1% and 6.0% for the years ended December 31, 1997 and 1996, respectively. The weighted average crediting rate for these contracts was 6.5% at December 31, 1997 and 1996.

INCOME RECOGNITION - Interest income is recognized when earned and dividend income is recognized on the date of record. Realized gains and losses are determined using the average cost method.

BENEFIT  PAYMENTS  -  Benefits  are  recorded  when  paid.

USE OF ESTIMATES - The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE  3  -  EMPLOYEE  STOCK  OWNERSHIP  PLAN  (ESOP)  PROVISION
---------------------------------------------------------------

The Company has authorized shares of Preferred Stock to be held by the Ralston Purina Collective Trust for Savings Investment Plans (ESOT). The Preferred Stock assets of the Plan are held in the ESOT. The shares are convertible into Company common stock (RAL Stock) and have a guaranteed minimum value of $110.83 per share. In accordance with provisions of the Certificate of Designation of the ESOP Preferred Stock, one share of Preferred Stock is convertible into 2.29 shares of RAL Stock. (This conversion factor changed subsequent to the Plan's year end. See Note 8.) During the year, the Company converted shares of its Preferred Stock to meet ongoing share redemption requirements of the ESOP and 2,500,890 shares of Preferred Stock, of the 4,600,000 authorized, remain issued and outstanding as of December 31, 1997.

Financing for the purchase of the Preferred Stock was provided from the proceeds of a $500 million 8.25% fixed rate, 10-year private placement issue (ESOP Notes) by the ESOT. Semi-annual payments of $27.5 million were made during the Plan year ended December 31, 1997. Payment of principal and interest on the ESOP Notes is unconditionally guaranteed by the Company.

Shares of Preferred Stock are allocated to individual participants' accounts based on the total amount of basic matched and Company matching contributions divided by the guaranteed minimum value of the Preferred Stock. Dividends paid by the Company on the Preferred Stock that have been credited to participants' accounts may be used by the Plan to repay the ESOP Notes, and, if so, additional shares, equal in value to the dividends credited, will be allocated to the individual participants' accounts. If the dividends are not applied to loan payments, the dividends are paid directly, in cash, to the individual participants.

Upon maturity of the ESOP Notes on December 31, 1998, the Company may redeem the outstanding shares of the Preferred Stock, in cash or in shares of RAL Stock, at the guaranteed minimum value. Prior to redemption, the trustee of the ESOT may elect to convert the shares of Preferred Stock into shares of RAL Stock at the conversion rate then in effect (see Note 8). Upon such redemption or conversion, the shares of RAL Stock or cash received by the trustee will be deposited in the RAL Stock fund of the Plan and credited to participant accounts in that fund.

NOTE  4  -  INVESTMENTS  AND  RELATED  PARTY  TRANSACTIONS
----------------------------------------------------------

Attachment I, "Schedule of Assets Held for Investment Purposes," summarizes the costs and fair values of investments held by the Plan at December 31, 1997 and 1996, and also identifies assets that represent more than 5% of Plan net assets and related party transactions.

NOTE  5  -  EXECUTIVE  LIFE  GUARANTEED  INVESTMENT  CONTRACTS
--------------------------------------------------------------

Prior to 1991, the Plan's Fixed Income Fund invested in two guaranteed investment contracts (GIC's) issued by the Executive Life Insurance Company
(Executive Life). Executive Life was placed in conservatorship in 1991, and the GIC's were frozen at their April 11, 1991 valuation. Subsequently, Executive Life's net assets were transferred to Aurora National Life Assurance Company (Aurora).

Subsequent to the transfer of Executive Life's net assets to Aurora through Plan year 1997, the Plan received a total of $12.9 million of its $14 million claim for the GIC's. The Company has protected the Fixed Income Fund from the Executive Life GIC losses by making a payment of $5.1 million to the Fixed Income Fund of the Plan during 1997, representing the $1.1 million deficiency in the original claim of $14 million and accrued interest that would have been earned by the GIC's from the time Executive Life was placed in conservatorship through September 25, 1997, the date of the Company's payment to the Plan. The Company made this payment upon approval from, and in accordance with an agreement with, the Internal Revenue Service. As of December 31, 1997, these GIC's are no longer investments in the Plan.


NOTE  6  -  INCOME  TAX  STATUS
-------------------------------

The Plan has received a determination from the IRS that the Plan constitutes a qualified plan and that the trust holding the Plan's assets is exempt from income tax under the Internal Revenue Code of 1986, as amended. Participants' basic contributions, Company matching contributions and earnings of Plan investments are not subject to federal income tax until distributed from the Plan. Supplemental contributions are made from a participant's after-tax compensation and are therefore not taxed when distributed from the Plan. Earnings related to these supplemental contributions are not subject to federal income tax as long as they remain in the Plan; however, such earnings are taxed when distributed from the Plan.


NOTE  7  -  OTHER  MATTERS
--------------------------

On December 3, 1997, the Company sold its Protein Technologies International subsidiary (Protein). During December 1997, Protein participants' shares of Preferred Stock in the ESOP Fund were mandatorily converted into RAL Stock, in accordance with the terms of the Preferred Stock shares, and placed into the RAL Stock Fund. Subsequently, and similarly to other Company terminated employees, Protein employees were given the option to retain all or a portion of their accounts in the funds within the Plan except the ESOP Fund, to roll all or a portion of their account into other qualified plans or individual retirement accounts (IRA's), and/or to take cash or stock distributions from the Plan, in accordance with Department of Labor Regulations, ERISA and the Internal Revenue Code.

NOTE  8  -  SUBSEQUENT  EVENTS
------------------------------

On  April  1,  1998,  the  Company  effected  a  spin-off to shareholders of its
Agricultural  Products  business  (Agri).    The  new  company  is  Agribrands
International, Inc. During April 1998, Agri participants' shares of Preferred Stock in the ESOP Fund were mandatorily converted into RAL Stock, in accordance with the terms of the Preferred Stock shares, and placed into the RAL Stock Fund. Subsequently, Agri employees' Plan assets, including shares of Company stock in the RAL Stock Fund, were transferred to the Agribrands International, Inc. qualified plan, in accordance with Internal Revenue Service regulations. As of the date these assets were transferred, Agri employees are no longer participants of the Plan.

In conjunction with the spin-off, the conversion ratio for ESOP Preferred Stock (see Note 3) changed from 2.29 shares of RAL Stock for one share of Preferred Stock to 2.37 shares. Additionally, as of April 1, 1998, all participants of the RAL Stock Fund became entitled to receive, and later received, one share of Agribrands International, Inc. stock for every 10 shares of RAL Stock held. Such participants had the option to sell all or some of such stock, subsequent to the date of receipt, and transfer the proceeds received to other funds within the Plan. Participants have until March 31, 1999 to sell any remaining
Agribrands International Inc. common stock held in the Plan as of that date and transfer the proceeds to any other fund within the Plan, except to the ESOP Fund.

On May 28, 1998, the Company declared a three-for-one stock split to shareholders of record at the close of business on June 22, 1998. Employee shareholders who are participants in the RAL Stock Fund of the Plan will receive two additional shares of RAL Stock for each share then owned. These additional shares will be credited to the participants' accounts on July 15, 1998. In conjunction with this stock split, the conversion ratio for ESOP Preferred Stock changed from 2.37 shares of RAL Stock for one share of Preferred Stock to 7.12 shares.


                                                          ATTACHMENT I
                                         RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                                                 EIN 43-0470580   PLAN NO. 140
                                   ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                              ($000'S EXCEPT FOR SHARE/UNIT DATA)


                                                                  DECEMBER 31, 1997                    DECEMBER 31, 1996
                                                                  -----------------                    -----------------


                                                                   NUMBER OF               FAIR       NUMBER OF
    DESCRIPTION OF INVESTMENT                                        SHARES      COST     VALUE         SHARES      COST
    -------------------------------------------------------------  ----------  --------  --------     ----------  --------
**  Vanguard Money Market Reserve Fund - Prime Portfolio                3,146     3,146     3,146              -         -
**  Vanguard Short-Term Corporate Bond Fund                         1,123,587    12,049    12,209      1,299,443    12,891
**  Vanguard Index Trust - 500 Portfolio                              748,455    40,965    67,413  *     661,556    31,466
**  Vanguard Money Market Reserve Fund - Federal Portfolio         17,747,825    17,748    17,748     15,484,569    15,485
**  Vanguard Wellington Fund                                        1,021,698    25,060    30,089        847,414    19,313
**  Vanguard Explorer Fund                                            185,288     9,660    10,247        158,711     7,907
**  Vanguard Windsor II Fund                                        1,127,498    25,985    32,269        789,354    15,993
**  Vanguard International Growth Portfolio                           889,434    13,510    14,578        787,748    11,369
**  Vanguard Investment Contract Trust Fund                         7,069,990     7,070     7,070      7,544,613     7,545
                                                                               --------  --------                 --------
        Total Investment in Shares in Registered
         Investment Company                                                     155,193   194,769                  121,969

**  Ralston Purina Company Common Stock                             1,591,961    75,652   147,952  *   1,108,180    50,730
                                                                               --------  --------                 --------
        Total Investment in Common Stock                                         75,652   147,952                   50,730

**  Ralston Purina Co. Series A ESOP Convertible Preferred Stock    2,500,890   277,174   532,259  *   2,866,307   317,672

    American Inter Life Insurance Contract Separate Account                       2,121     2,121                    2,124
    Hartford Insurance Contract Separate Account                                  3,329     3,329                    6,235
    Metropolitan Insurance Contract Separate Account                                  -         -                    2,573
    Natwest Insurance Contract Separate Account                                   4,235     4,235                        -
    New York Life Insurance Contract Separate Account                             4,169     4,169                    3,913
    Peoples Security Life Insurance Contract Separate Account                     4,182     4,182                    3,916
    Union Bank Switzerland Insurance Contract Separate Account                    7,819     7,819                    7,348
    West Landesbank Insurance Contract Separate Account                           8,138     8,138                    7,629
    Rabobank Insurance Contract Separate Account                                  2,648     2,648                        -
    Rabobank Nederland Insurance Contract Separate Account                        3,020     3,020                        -
    Executive Life Insurance Contract Separate Account                                -         -                      913
                                                                               --------  --------                 --------
        Total Insurance Company Contracts                                        39,661    39,661                   34,651

    Notes Receivable from Participants (7% to 9.75% interest)                    31,201    31,201                   27,195
                                                                               --------  --------                 --------
                                                                               $578,881  $945,842                 $552,217
                                                                               ========  ========                 ========


                                                                     FAIR
DESCRIPTION OF INVESTMENT                                           VALUE
-------------------------------------------------------------      --------
**  Vanguard Money Market Reserve Fund - Prime Portfolio                  -
**  Vanguard Short-Term Corporate Bond Fund                          12,994
**  Vanguard Index Trust - 500 Portfolio                             45,753  *
**  Vanguard Money Market Reserve Fund - Federal Portfolio           15,485
**  Vanguard Wellington Fund                                         22,160
**  Vanguard Explorer Fund                                            8,543
**  Vanguard Windsor II Fund                                         18,810
**  Vanguard International Growth Portfolio                          12,966
**  Vanguard Investment Contract Trust Fund                           7,545
                                                                   --------
    Total Investment in Shares in Registered
     Investment Company                                             144,256

**  Ralston Purina Company Common Stock                              81,313  *
                                                                   --------
    Total Investment in Common Stock                                 81,313

**  Ralston Purina Co. Series A ESOP Convertible Preferred Stock    481,622  *

    American Inter Life Insurance Contract Separate Account           2,124
    Hartford Insurance Contract Separate Account                      6,235
    Metropolitan Insurance Contract Separate Account                  2,573
    Natwest Insurance Contract Separate Account                           -
    New York Life Insurance Contract Separate Account                 3,913
    Peoples Security Life Insurance Contract Separate Account         3,916
    Union Bank Switzerland Insurance Contract Separate Account        7,348
    West Landesbank Insurance Contract Separate Account               7,629
    Rabobank Insurance Contract Separate Account                          -
    Rabobank Nederland Insurance Contract Separate Account                -
    Executive Life Insurance Contract Separate Account                  913
                                                                   --------
        Total Insurance Company Contracts                            34,651

    Notes Receivable from Participants (7% to 9.75% interest)        27,195
                                                                   --------
                                                                   $769,037
                                                                   ========

*    Investment  represents  5%  or  more  of  the  Plan's  net  assets.
**  Investment  represents  allowable  transaction  with  a  party-in-interest.


                                  ATTACHMENT II

                 RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                 NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                    ($000'S)


Investment in Shares in Registered Investment Company  $ 21,517
Investment in Common Stock                               48,469
Investment in Preferred Stock                           103,789
                                                       --------
   Net Realized and Unrealized Gain on Investments     $173,775
                                                       ========

                       REPORT OF INDEPENDENT ACCOUNTANTS


May  15,  1998

To  the  Participants  and  the  Plan
Administrator  of  the  Ralston  Purina
Company  Savings  Investment  Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Ralston Purina Company Savings Investment Plan at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Attachments I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The additional information and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     PRICE  WATERHOUSE  LLP
     ------------------------------
     PRICE  WATERHOUSE  LLP
     800  Market  Street
     St.  Louis,  Missouri
     63101

Pursuant to the requirements of the Securities Exchange Act of 1934, Ralston Purina Company as Plan Administrator of the Savings Investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

     RALSTON  PURINA  COMPANY

     By:    /s/   James R. Elsesser
            James R. Elsesser, Vice  President
            and  Chief Financial Officer
            Ralston  Purina  Company

June  30,  1998

                                  EXHIBIT INDEX


Exhibits
----------

23   Consent  of  Independent  Accountants
     (provided  electronically)